Exhibit 99.67

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NexTech AR Expands Management Team as it Prepares for Hypergrowth

New York, NY - Toronto, ON – July 25, 2019 – NexTech AR Solutions Corp. (the “Company” or “NexTech”) (OTC: NEXCF) (CSE: NTAR) (FSE:N29) is a rapidly growing Augmented Reality (“AR”) technology company targeting three multi-billion-dollar verticals in the AR industry which all drive revenue from its Omni-platform called “ARitize”. As part of its growth plans the company welcomes two seasoned eCommerce managers, Artem Tokariev as eCommerce Managing Director and Artemio Moya as Brand-Product Sales Channel Director, respectively.

Both Artem and Artemio are currently busy building out sales channels, expanding lines and branding while automating NexTech’s current AR eCommerce platform in preparation for scaling revenue in Q4 2019, ahead of projected hypergrowth in 2020.

Previously, Artem managed Huawei’s Direct-to-Consumer eCommerce business in the United States. Huawei is a multinational technology company with over $100 billion in revenue and over 300,000 employes globally. He was responsible for the overall performance of the eCommerce business including growth, revenue and margin targets; managing the online customer acquisition, retention and loyalty programs; establishing integrated marketing plans to ensure targets are achieved for average order size, conversion and traffic goals; setting up yearly and quarterly operational plans and business reviews, forecasts and budgets to support demand generation and other marketing efforts. Artem has a Master’s Degree in Computer Science from the National Technical University of Ukraine.

“I strongly believe that the evolution of technology is one of staggering promise and opportunity. Augmented reality is fueling a new era in eCommerce that provides a totally new way for relationships between Brand and Consumer. I am glad to have joined the NexTech Team, bringing all my work experience to this new stage in the eCommerce evolution,” comments Artem Tokariev.

Artemio Moya has a 23 year career where he’s held numerous executive and management roles in Retail and eCommerce at major retailers like Nordstrom, Saks Fifth Avenue and Neiman Marcus. Artemio will work hand-in-hand with Artem overseeing all brand, product and sales channel expansions for NexTech.

“AR technology is up and coming. It’s an invaluable tool that can and will help brands attract customers and followers. The opportunity to be involved at the forefront of such technology is very exciting!” comments Artemio Moya.

“We have built a talented, experienced and dedicated team of process and systems driven executives at NexTech that have laid a strong foundation which will support us through this next phase of hypergrowth. With our broad array of AR technology including 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’ plus our new eCommerce team, we are uniquely positioned to leverage our AR into new retail sectors, propelling our AR eCommerce division to rapid growth in 2020 and beyond.” comments Evan Gappeleberg CEO of NexTech.

Aritize(™) For eCommerce:

The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform, with notable customer wins like Walther Arms, Wright Brothers, Mr. Steak, Budweiser and many more. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy.’ With a web enabled AR solution, NexTech has eliminated the biggest friction point of AR, which was that a consumer first had to download an app to experience AR in eCommerce.

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programmed to be used for eCommerce or for education in the medical device market.

AR Hollywood Studios

Expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using augmented reality as the primary display platform. Heading up AR Studios is Paul Duffy, inventor of the human hologram and President of NexTech AR Solutions. Advising the AR Studio team is Barry Sandrew, Ph.D., a visual effects pioneer and serial entrepreneur who invented digital colorization of black and white movies, as well as a process for converting 2D feature films to 3D. The NexTech engineering teams in Dallas and Austin are building out the software that will drive both AR content creation and its distribution.

Aritize(™) University

Having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets – YouTube videos, PDF documents, PowerPoint decks, images, etc. – and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity. It also utilizes complex algorithms to recognize and relate content to each other, allowing it to create micro-learning courses and recommend relevant training content to each individual user.

About The Company:

NexTech was incorporated in January 2018 and has an exclusive license to a portfolio of patents #7,054,831, #7,266,509 and patent-pending applications #15351508, #62457136, #62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology. NexTech has a two-pronged strategy for rapid growth including growth through acquisitions as well as by bringing a next-generation web-enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere. NexTech’s ARitize™ eCommerce solution is a monthly SaaS subscription platform that enables retailers to transform 2D images into true 3D AR experiences. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram,LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

To see the Gartner Report, please visit: https://www.gartner.com/en/newsroom/press-releases/2019-04-01-gartner-says-100-million-consumers-will-shop-in-augme

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “expected” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the use of proceeds, the AR Hollywood Studio launch date and consumer forecast for AR online shopping are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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